HUGO OCHOA
INCREASE POSITION IN
TOWER ONE WIRELESS CORP.
PRESS RELEASE
FOR IMMEDIATE RELEASE
February 7, 2023 – Hugo Ochoa (“Ochoa”) issues this press release pursuant to Part 3.1 of National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues with respect to Tower One Wireless Corp. (the “Company”).
On February 2, 2023, Ochoa acquired (the “Transaction”) an aggregate of 59,755,189 common shares of the Company (each, a “Share”) pursuant to a debt settlement of an aggregate of $2,987,759.45 owed to Ochoa.
Prior to the Transaction, Ochoa owned and controlled 8,118,055 Shares, representing 6.81% (based on 119,258,849 Shares issued and outstanding).
Following the Transaction, Ochoa owned and controlled the following securities of the Company:
•	67,873,244 Shares.
Following the Transaction, Ochoa directly owns and controls 67,873,244 Shares, representing 32.97% of the issued and outstanding Shares as at February 2, 2023 (based on 205,831,378 Shares issued and outstanding as of such date).
Ochoa holds securities of the Company for investment purposes. Depending on economic or market conditions or matters relating to the Company, Ochoa may choose to either acquire additional securities or dispose of securities of the Company.
For further information or to obtain a copy of the report, please contact:

“Hugo Ochoa”
___________________________
HUGO OCHOA
hugo.ochoa@sapcorp.net